Exhibit 2.1

GLOBAL BEVERAGE SOLUTIONS, INC.

7633 East 63rd Place, Suite 220

Tulsa, Oklahoma   74133

______________________________________________________________________________

Phone: (918) 605-2304	Fax: (918) 254-2988

December 15, 2006

VIA EMAIL

jerry@xbev.com

Mr. Ted Farnsworth, President

XSTREAM BEVERAGE NETWORK, INC.

Re:

Letter of Intent between Global Beverage Solutions, Inc.

and XStream Beverage Network, Inc.

Dear Mr. Farnsworth:

This letter confirms our conversations between you as President of XSTREAM BEVERAGE NETWORK, INC., a Nevada corporation (“XTRM”) and me as President of GLOBAL BEVERAGE SOLUTIONS, INC., a Nevada corporation (“GBVS”), and sets forth the principal terms and conditions upon which GBVS and XTRM propose to enter into a merger agreement whereby XTRM’s wholly-owned subsidiary, XSTREAM BEVERAGE NETWORK OF MARYLAND, INC., a Florida corporation (“XBNM”), will merge with a subsidiary of GBVS.  As a result of the merger, XBNM will be the surviving corporation and a wholly-owned subsidiary of GBVS.  The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.  The proposed transaction is subject to the parties entering into a definitive Agreement and Plan of Merger (“Merger Agreement”) in form and substance satisfactory to each party and their counsel.

The proposed merger consideration below was determined based upon information concerning the business of XBNM as of November 30, 2006 furnished to GBVS by XTRM.  In reliance upon the accuracy of that information, GBVS proposes to enter into the Merger Agreement upon the following principal terms and conditions which shall be reflected in the Merger Agreement to be executed by the parties on or before December 31, 2006:

1.

Merger Consideration.

Subject to the terms and conditions provided herein and in the Merger Agreement, the consideration to be received by XTRM for the merger of all of the shares of XBNM with the subsidiary of GBVS shall include the following:

a.

The delivery of a certain number of shares of GBVS’s common stock to XTRM at the effective date of the merger (“Closing Date”) based on a market value on the Closing Date equal to a minimum of $30,250,000; and

b.

The delivery of a Two Million Dollars ($2,000,000) Promissory Note, of which $800,000 is payable to XTRM at Closing and the remainder to be paid to XTRM in minimum installments of $25,000 per month.  In the event GBVS raises any equity capital while the promissory note is still outstanding, GBVS will pay down the promissory note in an amount equal to 35% of the net proceeds received in the equity raise.

2.

Other Agreements.

The parties agree that certain additional agreements will be negotiated and entered into at Closing, including, but not limited to, employment, consulting and other agreements as may reasonably be required to consummate this transaction.

3.

Closing.

The Closing shall occur on or before January 15, 2007 (the “Closing”) or such other date as may be agreed upon by the parties in writing.  The Closing will be subject to the following conditions, among others:

a.

Execution of a definitive Agreement and Plan of Merger containing the usual and customary warranties, representations, covenants and conditions, and execution of such other agreements, each in form and substance acceptable to the parties, their respective counsel and approved by both parties’ Board of Directors;

b.

Accuracy of representations and warranties at Closing;

c.

Compliance with or waiver of covenants and conditions pending Closing;

d.

Satisfactory completion by both companies of all due diligence;

e.

Absence of any material adverse change in the business, financial condition, operations, prospects, or regulatory requirements affecting the business of XBNM; and

f.

Such other conditions as the parties reasonably require.

4.

Expenses.

Each party shall pay and be responsible for its finder’s fees, brokerage fees, commissions, financial and other advisory fees, investment banking fees, legal fees, and accounting fees and all other related expenses incurred by it which are specifically related to this transaction.

5.

Public Announcements.

The parties shall cooperate in good faith to issue  public announcements regarding this transaction.

6.

Exclusive Dealing.

The parties agree not to solicit, negotiate, or take any action with respect to the sale, merger, combination or similar transaction of XBNM so long as this letter remains in effect.

This letter sets forth our understandings of the principal terms and conditions for the proposed merger of XBNM with a wholly owned subsidiary of GBVS .  If you agree, please execute two (2) copies of this letter and return them to me by facsimile and overnight mail as soon as possible.

Very truly yours,

GLOBAL BEVERAGE SOLUTIONS, INC.

By:__/s/ Richard Clark____________________

      Richard Clark, President

Approved and accepted this ___15___ day of December, 2006.

XSTREAM BEVERAGE NETWORK, INC.

By:__/s/ Ted Farnsworth___________________

      Ted Farnsworth, President